EXHIBIT 99.1

NewsRelease

TC Energy confirms termination of Keystone XL Pipeline Project
Focus remains on continuing to meet the evolving energy demand today and in the future

CALGARY, Alberta – June 9, 2021 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) confirmed today that after a comprehensive review of its options, and in consultation with its partner, the Government of Alberta, it has terminated the Keystone XL Pipeline Project (the Project).

Construction activities to advance the Project were suspended following the revocation of its Presidential Permit on January 20, 2021. The Company will continue to coordinate with regulators, stakeholders and Indigenous groups to meet its environmental and regulatory commitments and ensure a safe termination of and exit from the Project.

Following is a statement from TC Energy’s President and Chief Executive Officer, François Poirier:
We value the strong relationships we’ve built through the development of this Project and the experience we’ve gained. We remain grateful to the many organizations that supported the Project and would have shared in its benefits, including our partners, the Government of Alberta and Natural Law Energy, our customers, pipeline building trade unions, local communities, Indigenous groups, elected officials, landowners, the Government of Canada, contractors and suppliers, industry associations and our employees.
Through the process, we developed meaningful Indigenous equity opportunities and a first-of-its-kind, industry leading plan to operate the pipeline with net-zero emissions throughout its lifecycle. We will continue to identify opportunities to apply this level of ingenuity across our business going forward, including our current evaluation of the potential to power existing U.S. assets with renewable energy.

TC Energy’s infrastructure plays a critical role in powering the North American economy, delivering the energy people need every day, safely and responsibly. The Company continues to progress $20 billion of secured growth projects, $7 billion of projects under development, and numerous additional initiatives aligned with its risk preferences and return criteria across its business lines and geographies.

Looking forward, there is tremendous opportunity for TC Energy in the energy transition with its irreplaceable asset footprint, financial strength and organizational capabilities positioning it to capture further significant and compelling growth. The Company will continue to build on its 70-year history of success and leverage its diverse businesses in natural gas and liquids transportation along with storage and power generation to continue to meet the growing and evolving demand for energy across the continent.

About TC Energy
We are a vital part of everyday life – delivering the energy millions of people rely on to power their lives in a sustainable way.  Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens – we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,500 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Suzanne Wilton
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522